Exhibit 99.1

Volvo Group Inaugurates New Volvo Center in Poland

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 10, 2007--The markets in Eastern Europe have been growing rapidly for the Volvo Group (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) (Brussels:VLV) and sales in the region increased by nearly 40 percent during 2006. To further strengthen the position in Eastern Europe and meet increased transport and infrastructure needs, Volvo Group is continuing to invest in the region. Tomorrow, Friday May 11, Volvo Group is opening a new Volvo Center in Mlochow, Poland. The multifunctional center will cover different Volvo activities operated by Volvo Trucks, Volvo Construction Equipment, Volvo Buses and Volvo Financial Services.

Throughout Europe there is an intensifying need for transport solutions and building of new infrastructure, particularly between east and west, resulting in increased demand for heavy trucks, construction equipment and buses.

The new Volvo Center, situated about 30 kilometers from Warsaw, comprises workshops, a training school as well as different offices for Volvo Trucks, Volvo Construction Equipment, Volvo Buses and Volvo Financial Services.

For Volvo Trucks, the center will house the head office of Region Central East as well as the head office of the Volvo Truck Center Poland organization.

Investments in the new facilities were made by Volvo Polska Sp.zo.o., a company wholly owned by the Volvo Group. The investments also got EU funded financial support from the Polish Government. The new Volvo Center will serve as a model multifunctional service station, which will help implement Volvo's standards in factory-owned and independent authorized service stations in Eastern Europe. Genuine Volvo service is a key element in the Group's strategy of delivering total transport solutions. It also serves as the definition of the service level and standard that every Volvo workshop is required to offer.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 83,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT: AB Volvo
Marten Wikforss
Tel. +46 31 66 11 27 or +46 705 59 11 49
or
Volvo Polska
Renata Stefanska, +48 22 3834559 or +48 601334438